UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number: 1-10119

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F ☒     Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐        No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

PCCW LIMITED

INDEX TO EXHIBIT

Item

1.	Announcement dated February 15, 2007 in relation to the continuing connected transactions with China Telecom Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: March 14, 2007	By: (Sd.) Poon Philana Wai Yin

	Name:	Poon Philana Wai Yin
	Title:	Group General Counsel and Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

CONTINUING CONNECTED TRANSACTIONS WITH CHINA TELECOM GROUP

The CTC Group is a connected person (as defined in the Listing Rules) of the Company under the Listing Rules, and therefore transactions between the Group and the CTC Group constitute connected transactions for the Company under Chapter 14A of the Listing Rules.

The Group from time to time enters into transactions with the CTC Group relating to the acquisition and provision of certain information technology services and products. These transactions constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules.

As the relevant percentage ratios (as defined in the Listing Rules) of the Annual Cap (as defined below) for each category of continuing connected transactions exceed 0.1% but are less than 2.5%, the transactions are only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and are exempt from the independent shareholders’ approval requirements under Rule 14A.34 of the Listing Rules.

BACKGROUND

Unihub is a 50/50 equity joint venture company established in the PRC by Unihub Global Network Technology (China) Limited, an indirect non wholly-owned subsidiary of the Company, and China Huaxin, a wholly-owned subsidiary of CTC. Unihub is an indirect non wholly-owned subsidiary of the Company because the Company indirectly controls the composition of a majority of the board of directors of Unihub.

CTC is regarded as a connected person of the Company because: (i) China Huaxin, a wholly-owned subsidiary of CTC, is a substantial shareholder of Unihub, a non wholly-owned subsidiary of the Company; and (ii) CTC is an associate of China Huaxin. Accordingly, members of the CTC Group are connected persons (as defined in the Listing Rules) of the Company and transactions between the Group and the CTC Group constitute connected transactions for the Company under Chapter 14A of the Listing Rules.

The Group from time to time enters into transactions with the CTC Group relating to the acquisition and provision of certain information technology services and products. These transactions constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules and are classified into the following categories based on the nature of the transactions:-

1.	Provision of Data Services (as defined below) by the Group to the CTC Group;

2.	Provision of Data Services (as defined below) by the CTC Group to the Group; and

3.	Provision of Systems Integration Services (as defined below) by the Group to the CTC Group.

DESCRIPTION OF THE AGREEMENTS CONSTITUTING THE CONTINUING CONNECTED TRANSACTIONS

The nature of the agreements constituting the continuing connected transactions, and in particular the bases of calculating the payments to be made under those agreements, are described below, in accordance with the categories of transactions specified above.

Provision of Data Services by the Group to the CTC Group

Data Services in this context refers to the provision by the Group to the CTC Group of dedicated networks, in the form of private leased lines or IP platforms. The dedicated networks are generally used for data and voice communication, both locally and internationally. Those dedicated networks are used by the CTC Group to facilitate the provision of its telecommunications services to its own customers.

Data Services provided by the Group to the CTC Group are generally provided on the basis of the Group’s standard network services application form, which is effectively equivalent to a purchase order. The network services application form incorporates the general conditions of service of the relevant member(s) of the Group, which are available on the Company’s website. The minimum commitment period for the provision of the service is stated in the network services application form. The charges for these Data Services may include an installation or one-off charge per circuit and a monthly rental charge. In addition, a number of agreements have been entered into otherwise than on the basis of the Group’s standard network services application form. Those agreements may incorporate the standard terms and conditions of the relevant member(s) of the Group which is/are party to them and are otherwise on similar terms. In all cases, the agreements for the provision of Data Services by the Group to the CTC Group provide for one or more of the following bases of calculation of the payments to be made:

(a)	Cost plus a fixed percentage mark up.

(b)	Agreed unit prices, determined by reference to comparable market prices, the committed contract duration and/or committed volumes. In this regard, customers committing to a longer contract period or greater volume may enjoy a lower price.

(c)	Agreed pricing for individual services on a case by case basis, by reference to current market offers and comparable market prices for similar services provided on substantially the same terms and conditions.

(d)	Agreed percentage revenue sharing based on the services provided in different service sectors or territories.

Each of the bases of calculation described in (a), (b), (c) and (d) above is comparable to those offered to independent third parties.

Provisions of Data Services by the CTC Group to the Group

The provision of Data Services by the CTC Group to the Group refers to the provision of dedicated networks, in the form of private leased lines or IP platforms, by the CTC Group to the Group. Those dedicated networks are mainly used for data and voice communication, both locally and internationally. The Group uses those dedicated networks in the provision of telecommunications services to its own customers.

The terms of the agreements relating to the provision of Data Services by the CTC Group to the Group provide for one or more of the following bases of calculation of the payments to be made:-

(a)	Payments determined by reference to prices specified in guidance issued by the PRC Government, or in the absence of PRC Government guidance prices, by reference to the market price of the same or similar Data Services.

(b)	Agreed unit prices, determined by reference to comparable market prices, the committed contract duration and/or committed volumes. In this regard, customers committing to a longer contract period or greater volume may enjoy a lower price.

(c)	Agreed pricing for individual services on a case by case basis, by reference to current market offers and comparable market prices for similar services provided on substantially the same terms and conditions.

(d)	Agreed percentage revenue sharing based on the services provided in different service sectors or territories.

Each of the bases of calculation described in (a), (b), (c) and (d) above is comparable to those offered to independent third parties.

Provisions of Systems Integration Services by the Group to the CTC Group

Systems Integration Services provided by the Group refers to the provision of services and/or hardware and/or software required to set up a computer system or network system according to the user’s requirements. The Systems Integration Services provided under the agreements include system design, project management, system implementation, consultancy, software development, testing and maintenance. Historically, many Systems Integration Services agreements were entered into following a competitive tender process initiated by the CTC Group and, accordingly, were entered into on terms specified by the relevant member of the

CTC Group as part of the tender procedures. This is expected to remain the case for Systems Integration Services agreements to be entered into in 2007, 2008 and 2009. The remaining contracts were entered into on an individual basis and are specific to a particular project and this is also expected to remain the case for Systems Integration Services agreements to be entered into in 2007, 2008 and 2009. Payments under the agreements entered into following a tender process are determined by the requirements of the tender and a competitive bidding process. Payments under the agreements entered into on an individual basis are determined by reference to the cost of providing the Systems Integration Services and the market price for similar services obtained from other service providers. More specifically:

(a)	Payments to be made under the agreements for delivery of hardware and software are generally calculated based on the actual cost incurred for the relevant hardware or software, plus a percentage mark up.

(b)	The service element of the systems integration services is generally calculated based on the number of man hours incurred, or the outsourcing costs incurred, in each case with a percentage mark up. The service component of the systems integration services generally includes both an implementation service (charged as aforesaid) and a software license.

The bases of calculation of payments made for the provision of Systems Integration Services by the Group to the CTC Group are comparable to those offered to independent third parties.

REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS

The Group is principally engaged in providing local, mobile and international telecommunications services, Internet and interactive multimedia services, other technical services, as well as systems integration and technology-related businesses. It is considered that the provision of Data Services to and/or from the CTC Group and the provision of Systems Integration Services to the CTC Group are consistent with the commercial objectives of the Group and fall within the core business of the Group. It is anticipated that entering into such transactions with the CTC Group will further strengthen the Group’s position as a provider of information technology services in the PRC.

ANNUAL CAPS

Given the anticipated recurring nature of the continuing connected transactions, the Directors propose to set a maximum aggregate annual value (“Annual Cap”) for each category of transactions. The aggregate value of each category of transactions for the period from January 1, 2006 to October 31, 2006 and the Annual Cap of each category of transactions for the three financial years ending December 31, 2009 are as follows:-

		Aggregate Value For the period from January 1, 2006 to October 31,

			Annual Cap
Category			For the year ending December 31,
		2006	2007	2008	2009
		(HK$ ‘000)	(HK$ ‘000)	(HK$ ‘000)	(HK$ ‘000)

1.	Provision of Data Services	1,935	35,000	40,000	45,000
	by the Group to the CTC
	Group
2.	Provision of Data Services	439	150,000	200,000	250,000
	by the CTC Group to the
	Group
3.	Provision of Systems	480,692	562,000	562,000	562,000
	Integration Services by
	the Group to the CTC
	Group

The Group and the CTC Group have established solid business relationships which now allow them to develop further business opportunities in the PRC. In particular, for categories 1 and 2 above, significant growth prospects are anticipated due to anticipated network expansion of the Group, increased demand for Data Services by both the Group and the CTC Group, expected growth in the value of the transactions between both groups, anticipated development and expansion of new services and products of both groups in light of the rapid evolving developments in the technology and telecommunications sectors and the continuous liberalization measures implemented under the Closer Economic Partnership Agreement for strengthening trade and investment cooperation between Hong Kong and the PRC. Therefore, the Company intends to continue to work closely on a commercial arm’s length basis with the CTC Group on these new opportunities.

The Annual Cap for each of categories 1 and 2 has been determined by reference to: (a) the relevant historical figures and various contracts entered into before 2007 which will continue in force in 2007, 2008 or 2009, and contracts under negotiation which are intended to be entered into during 2007 to 2009, in respect of both of which, save for those transactions mentioned below, are for a duration not exceeding 3 years; (b) the estimated growth and development of the business of the Group in light of the economic growth in the PRC; (c) the estimated market pricing of that category of transaction; and (d) the existing scale and operation of the Group’s business in the PRC.

The Annual Cap for category 3 has been determined by reference to: (a) the relevant historical figures; (b) the estimated growth and development of the business of the Group in light of the economic growth in the PRC; (c) the estimated market pricing of that category of transaction; and (d) the existing scale and operation of the Group’s business in the PRC.

The terms and conditions of each transaction under each category of continuing connected transactions would be on a commercial arm’s length basis, no less favourable to the Group than that obtainable from or offered to independent third parties. In general, the duration or term of each transaction, other than those transactions mentioned below, would not exceed 3 years.

The Directors (including the independent non-executive Directors) consider that the continuing connected transactions would be entered into in the ordinary course of business of the Company, on normal commercial terms after arm’s-length negotiation, which would be fair and reasonable and in the interest of the shareholders of the Company as a whole.

The annual cap for the continuing connected transactions between the Group and the CTC Group during each of the three financial years ending December 31, 2006 is approximately HK$563 million. The aggregate value for the continuing connected transactions between the Group and the CTC Group for the years ended December 31, 2004 and 2005 were approximately HK$559 million and HK$561 million respectively. In respect of the services provided pursuant to the continuing connected transactions between the Group and the CTC Group for the three financial years ending December 31, 2006, these services were mainly systems integration services similar to the provision of Systems Integration Services by the Group to the CTC Group under category 3. The services provided pursuant to the previous caps were considerably limited when compared to the extent of services proposed to be provided due to the technological development and expansion of Data Services since that time. Taking into account anticipated growth and network expansion, as well as increased demand for Data Services by the Group and the CTC Group, the individual category classifications have been developed by the Company in respect of the proposed continuing connected transactions for greater clarity and administration purposes.

Duration of the provision of Data Services relating to IRU Contracts

The Group may from time to time enter into capacity purchase or sales contracts relating to the grant of indefeasible rights to use bandwidth capacity (“IRU Contracts”) available on both groups’ networks to and/or from the CTC Group. The IRU Contracts are categorized under Data Services (as defined above) and are part of the normal commercial activities of the Group.

Pursuant to Rule 14A.35(1) of the Listing Rules, Access Capital Limited (“Access Capital”) has been appointed as the independent financial adviser to advise the Directors in relation to the duration of the provision of IRU Contracts from the CTC Group to the Group and vice versa. Since the duration of the IRU Contracts would exceed 3 years, Access Capital is required to explain why a period longer than 3 years is required and to confirm if this is a normal business practice for the provision of such services. As such, Access Capital has taken into account the following factors:

(i)	The Group is principally engaged in providing telecommunications services, Internet and interactive multimedia services, other technical services, as well as systems integration and technology-related business.

(ii)	The provision of Data Services to and/or from the CTC Group is consistent with the commercial objectives of the Group and falls within the core business of the Group.

(iii)	The Group and the CTC Group have established solid business relationships which now allow them to develop further business opportunities in the PRC. Therefore, the Group intends to work closely on a commercial arm’s length basis with the CTC Group on the new business opportunities.

(iv)	To leverage on the international bandwidth capacity and network coverage of both groups, the acquisition and provision of Data Services from and/or to the CTC Group is essential to compliment the services provided by both groups, to ensure stable, uninterrupted and reliable services provided by both groups and to facilitate the sales of their respective Data Services to satisfy the needs of the customers. In sum, Access Capital believes that this may enhance the business and performance of the Group, which in turn, is in the interests of the Company and its shareholders as a whole.

(v)	Access Capital noted that the Group has in the past entered into IRU Contracts with the CTC Group with a duration of 15 years.

(vi)	Access Capital noted that the terms and conditions of each transaction under each category of continuing connected transactions would be on a commercial arm’s length basis, no less favourable to the Group than that obtainable from or offered to independent third parties.

(vii)	Access Capital also noted that the Group has entered into IRU Contracts with other telecommunications providers in other parts of the world (who are independent third parties and are not connected persons of the Company (as defined in the Listing Rules)) with duration of 15 years for three providers and with duration of 6.5 years for another provider. Access Capital believes that the principal purpose of having to enter into IRU Contracts with such a long duration is essentially the same as described in paragraph (iv) above (that is to ensure stable, uninterrupted and reliable services provided by both groups and to facilitate the sales of their respective Data Services to satisfy the needs of the customers as well as to maintain customer loyalty in the highly competitive telecommunications industry).

(viii)	As stated in this announcement, the Directors (including the independent non-executive Directors) consider that the continuing connected transactions including IRU Contracts will be entered into in the ordinary course of business of the Company, on normal commercial terms after arm’s-length negotiation and will be fair and reasonable and in the interest of the shareholders of the Company as a whole.

(ix)	Since (a) there are a limited number of large telecommunications providers in Hong Kong and (b) even if they have acquired Data Services including IRU Contracts from other telecommunications providers in other parts of the world with the objective of facilitating the sales of their respective Data Services to satisfy the needs of the customers, such information is not publicly available; Access Capital therefore can only compare the duration of the existing arrangements obtained by the Group with the duration of the proposed arrangement with the CTC Group.

(x)	The Group may enter into certain IRU Contracts with the CTC Group for a duration exceeding 3 years in order to fulfill the customers’ orders for the Group or the CTC Group, which will remove the risk of insufficient capacity and fluctuation in cost pricing.

Having considered the above factors, Access Capital is of the view that it is (i) essential to safeguard the interests ofthe Company and its shareholders to enter into IRU Contracts with duration exceeding 3 years; and (ii) normal business practice for the provision of IRU Contracts to be of a duration exceeding 3 years and up to 15 years.

Waiver from strict compliance with the requirements of Rule 14A.35(1) of the Listing Rules

The Company has applied for a waiver from strict compliance with the requirement of having written agreements under Rule 14A.35(l) ofthe Listing Rules on the basis thatthe Group has not, at the outset, entered into a written agreement with the CTC Group covering all future continuing connected transactions. This is because it is common practice in the telecommunications and information technology sectors for service providers to enter into agreements as and when particular services or products are requested by the customers based on technology and prices prevailing at that time. In addition, due to the fact that the CTC Group is an exceptionally large corporation comprising numerous provincial class member units across the PRC, with each provincial subsidiary operating its business independently, these provincial subsidiaries may also be subject to different provincial legal and business requirements.

The Stock Exchange has granted this waiver from the strict compliance under Rule 14A.35(1) of the Listing Rules on the following conditions:

1.	in respect of the written agreements to be entered into, to the extent that the terms are materially different from such of the existing written agreement, the Company will publish an announcement and will re-comply with the reporting and announcement and/or independent shareholders’ approval requirements under Chapter 14A of the Listing Rules where the annual cap will be calculated on an aggregate basis; and

2.	details of the continuing connected transactions, including, where applicable, details of the independent financial adviser’s opinion, will be disclosed in the Company’s next published annual report and accounts in accordance with Rule 14A.46 of the Listing Rules.

Compliance with the Listing Rules

As the relevant percentage ratios (as defined in the Listing Rules) of the Annual Cap for each category of the continuing connected transactions exceed 0.1% but are less than 2.5%, the transactions are only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and are exempt from the independent shareholders’ approval requirements under Rule 14A.34 of the Listing Rules.

Each transaction will be entered into in accordance with the written agreements with the CTC Group existing as at the date of this announcement or new agreements to be executed between the respective members of the Group and the respective members of the CTC Group during each of the three financial years ending December 31, 2009. Details of these transactions will be disclosed in the Company’s next published annual report and accounts in accordance with Rule 14A.46 of the Listing Rules.

In respect of new written agreements to be entered into, to the extent that the terms are materially different from such of the existing written agreements, the Company will publish an announcement and will re-comply with the reporting and announcement and/or independent shareholders’ approval requirements under Chapter 14A of the Listing Rules where the annual cap will be calculated on an aggregated basis.

The Company will comply with the continuing obligations under Chapter 14A of the Listing Rules dealing with continuing connected transactions after December 31, 2009 or if the aggregate values of the transactions exceed the Annual Cap. The Company will also comply with Chapter 14A of the Listing Rules in respect of contracts which are for a duration exceeding 3 years. In such circumstances, the Company will, on each occasion, comply with Rule 14A.35(1) of the Listing Rules by the appointment of an independent financial adviser to explain why a period longer than 3 years is required and to confirm that it is normal business practice for contracts of this type to be of such duration, and a copy of the independent financial adviser’s opinion will be provided to the Stock Exchange.

GENERAL

The Company is the largest telecommunications provider in Hong Kong and one of Asia’s leading integrated communications companies. The Company provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); information technology solutions and services and infrastructure.

CTC is an extra-large state-owned telecommunications operator in the PRC. As a principal telecommunications enterprise and the greatest basic telecommunications operator of the PRC, CTC owns the global largest fixed-line telephone network that covers cities and towns as well as rural areas of the PRC and penetrates to every corner of the world. CTC’s shares are listed and traded on the New York and Hong Kong stock exchanges.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“China Huaxin”	China Huaxin Posts and Telecommunications Economic Development Center, a company established under the laws of the PRC

“Company”	PCCW Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed on the Stock Exchange

“CTC”	China Telecommunications Corporation, a joint stock limited company established under the laws of the PRC

“CTC Group” “Directors” “Group”	CTC and its subsidiaries and associates directors of the Company the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong” “Listing Rules”	the Hong Kong Special Administrative Region of the PRC the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China, excluding Hong Kong, Macau and Taiwan

“Stock Exchange” “Unihub”	The Stock Exchange of Hong Kong Limited Unihub China Information Technology Company Limited, a 50/50 equity joint venture company established in the PRC

By the Order of the Board
PCCW Limited
Philana WY Poon
Company Secretary

Hong Kong, February 15, 2007

The Directors of the Company as at the date of this announcement are as follows:

Executive Directors:

Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:

Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:

Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

Please also refer to the published version of this announcement in The Standard.